

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 14, 2007

Via U.S. mail

John F. Wombwell
Executive Vice President, General Counsel and Secretary
Plains Exploration & Production Company
700 Milam, Suite 3100
Houston, Texas 77002

> **Re: Plains Exploration & Production Company**
> **Registration Statement on Form S-4**
> **Filed August 22, 2007**
> **File No. 333-145617**

Dear Mr. Wombwell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Stock Consideration, page 89

1.   Please revise your discussion where appropriate to ensure that all relevant assumptions are clear when providing hypothetical examples of the merger consideration to be received. For example, on page 89, you present examples of stock consideration receivable, yet fail to disclose assumptions pertaining to the aggregate consideration amount, which is itself based on assumptions regarding an assumed amount of Pogo stock outstanding at the effective time of the merger.

While we note disclosure of these relevant assumptions on the subsequent page, please clarify your disclosure by referencing the relevant assumptions when first presenting your examples. Similarly, to further simplify the presentation on page 92 of possible types of merger consideration receivable, disclose on page 92 or provide a cross reference to disclosure elsewhere in the joint proxy statement/prospectus of how all variables, such as aggregate per share consideration and exchange ratio factored into the total amounts presented in the three examples provided.

Allocation of Merger Consideration, page 92

2.   We note your description of the pro rata selection process that the exchange agent will use in the event of an oversubscription or undersubscription of the total cash amount. We also refer you to Section 1.9(f) of the Agreement and Plan of Merger dated July 17, 2007 in which reference is made to the pro rata selection process that will be "mutually determined" by the company and Pogo. Similar to the description you provide on page 90 of the amount of merger consideration Pogo shareholders may receive, please use hypotheticals and examples to clarify how the selection and allocative process will work in practice assuming there is (1) an oversubscription and (2) undersubscription of the total cash amount.

3.   Please explain how the allocation of the merger consideration between shares and cash under the scenarios noted on page 92, is addressed in your pro forma combined financial statements.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
    M. Duru
    J. Madison

    <u>Via Facsimile</u>
    Michael E. Dillard, P.C.
    (713) 236-0822